Filed by Federated Department Stores, Inc.
Commission File No. 001-13536
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: The May Department Stores Company
Commission File No. 001-00079

Federated Department Stores, Inc.

February 28, 2005
10:00 A.M. EST
Conference Call Transcript
Federated and May Announce Merger

Operator: May I please have your attention. I would like to thank everyone for holding and welcome you to today’s conference. You will be in listen-only mode as today’s call is being recorded for playback purposes. Thank you for using Sprint, and I will now turn over the call to Karen Hoguet. Welcome.

Karen Hoguet: Thank you. Good morning and welcome to the Federated conference call. I am Karen Hoguet, CFO of the Company. Terry Lundgren, our CEO and Chairman, is also on the call this morning. We both really appreciate your joining us today on short notice.

I’m going to turn the call over to Terry in a minute to share with you our rationale and vision for this acquisition. So let me start by reading the normal introductory language. Any transcription or other reproduction of the statements made in this call without our consent is prohibited. A replay of the call will be available on our website, www.fds.com, beginning approximately two hours after the call concludes. Please refer to the Investor Relations section of our website for discussion and reconciliation of any non-GAAP financial measures discussed this morning.

Keep in mind that all forward-looking statements are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from the assumptions mentioned today due to a variety of factors that affect the Company, including the risks specified in the Company’s most recently filed Form 10-K and Form 10-Q.

And with that by way of introduction, let me turn the call over to Terry.

Terry Lundgren: Good morning, everybody. This is a very exciting day for Federated and for our customers and our employees and our investors. As you know, we announced earlier this morning our intention to acquire May Department Stores. The combination of Federated and May, two leaders in the department store sector, will form a premier national retailer better able to compete in a very challenging retail environment.

Together we will truly be coast-to-coast with over 950 stores and a strong presence in 64 out of the 65 markets in the United States who have populations in excess of 1 million people. That is all but Jacksonville in case you were wondering.

As you know, we are very committed to the department store business. We believe passionately that department stores have an important place in the ever-changing and very competitive broad retail environment. And with the progress that we are making on our own four priorities, I think we are proving that the department store can be a vibrant, very much alive form of retailing. This combination will further strengthen our leading position in this sector. As we have evaluated a wide range of growth options, we concluded that growth through consolidation offered the best opportunity for increasing shareholder value. This is because it will enable us to not only add stores but also to improve the offering and shopping experience to our customers across our current store base.

May Company is a terrific fit for Federated both geographically and operationally. Geographically there is very little overlap, and operationally we have long admired the May Company for its operational excellence. We think together we are going to be even stronger. We expect to operate the combined company with the same structure that we have at Federated with regional retail divisions supported by central specialized operations in such areas as credit, logistics, systems, etc.. Obviously all those functions are highly leverageable.

So why should you as an investor or analyst be really excited about this deal? Let me focus on three factors. First and most importantly, we will be a much stronger, faster growing company and more profitable than either of the companies could have been on their own. Financially we think you will agree after you have had a chance to think about the strategic opportunities and to run your model that this is a great transaction that will significantly enhance shareholder value.

The expected pure cost savings are significant here, roughly $450 million by 2007, the second full year of operations. Additionally we expect the sales of the combined company to grow faster than either of us would be able to do on our own. These added sales would also result in incremental EBIT resulting from the combination. We believe that the sales in the May Company stores will benefit from changes we would make ranging from the introduction of our strong private brands to the rollout of our “Reinvent” initiatives in their stores.

The same four priorities on which we have focused within our Macy’s stores will also benefit the May Company stores. Plus, we think comp store growth will be accelerated in both companies due to the ability to offer more value as a combined company.

Second, just imagine the strength of our branding efforts across almost twice the number of stores we operate today. We are so excited about the growth opportunities this provides for the Macy’s brand. This will enable us to more effectively market in a very exciting new way.

Many of you have expressed concern that May Company stores are too moderate and will not fit within the Macy’s strategy. Well, that is just not true. As a retailer, I have studied the competition, and I can tell you that is just not the case. May Company has many locations whose demographics are higher than what their current assortments would indicate, and we believe we will add considerable value there. They, like we, do have locations that dictate more moderate traditional assortments, but our strategies can work with those doors as well. The key will be utilizing our planner distribution function which currently May Company does not have to make sure that we tailor the assortments to individual locations as we do at Federated today.

And third, we plan on increasing the Federated dividend to $1.00 a share from its current 54 cents a share. That is an 85 percent increase. I think that speaks to our confidence in the cash flow generation potential of this combined company.

Before turning the call over to Karen to take you through some of the details of this transaction, I want to emphasize to you that we will maintain our momentum we have going in the Federated stores. We will keep our organization focused on the four priorities while maximizing the benefits of the name change to Macy’s. Keep in mind that our management team is quite skilled at integrating retail acquisitions, having done the original Macy’s deal, Broadway and Liberty House. We understand the issues involved in putting these two companies together and will do it on a timeframe that makes the most sense. Karen?

Karen Hoguet: Before jumping into the details, let me start by saying that we think this is a very attractive transaction financially. Over the years and particularly over the past few months, many of you have asked about the criteria we use for acquisition. I will demonstrate that this transaction clearly meets all of our criteria.

First, strategically. As Terry has said, May Company is a terrific fit and will give us the opportunity to improve their store’s performance while also helping us strengthen our core business. Geographically there is little overlap, and this acquisition enables us to fill in holes in our current coverage of the U.S..

Two, the projected cash flows produce an internal rate of return above our cost of capital which we estimate to be approximately 10 percent.

Three, we are expecting that this will be accretive to our EPS starting in 2007.

And finally, in terms of our credit profile and statistics, we feel that we can maintain acceptable leverage and coverage ratios and will be able to give back to our pretransaction credit ratios in a few years which we believe to be achievable given the strong cash flow generation capability of the combined company. And this could happen even faster depending on the credit decisions and asset disposition strategy.

Maintaining strong investment-grade ratings is critical to us. As such, we have structured this transaction in a balanced way using stock and cash. We think based on these facts that this transaction is clearly consistent with the acquisition criteria we have discussed with you over the years.

So with that overview, let’s talk about some of the specifics. Please recognize that due to the nature of the transaction we may not be as specific today as you might like. But I know you understand. And as we always do, we will update you as we can be more specific about our plans.

As you read, each share of May will be converted into the right to receive $17.75 per share in cash and .3115 shares of Federated Stock. Based on the average 10-day trading price for Federated as of late Friday of 56.99, this equates to $35.50 per share or approximately $11 billion in total equity consideration.

In addition, we will be assuming their debt, which was roughly $6 billion at year-end. Total consideration is, therefore, approximately $17 billion.

This transaction will temporarily increase our leverage, but as I indicated earlier, with the cash flow expected to be generated by this company and the possibility for certain disposition, the debt levels will come down rapidly. If we were to decide to partner with a third party for our credit business, this would generate significant cash that would even more rapidly reduce the debt.

As you know, we are still evaluating options for our credit operations and expect to reach a decision during the second quarter. Depending on what we decide for Federated, we would likely look similarly on May’s credit business.

In terms of helping you estimate the earnings and cash flow of this combined company, we will give you some general guidance at this point. Once a proxy and registration statement are filed, we will be more specific with our guidance.

First, for the balance of 2005 post-closing of the transaction, we plan to execute both companies’ stores according to our existing plans while consolidating corporate and support operations. We will not begin any potential division consolidations or name changes until 2006, and we will spread those out over two years to minimize disruptions and transition costs.

We estimate cost synergies at roughly $175 million in 2006, increasing to approximately $450 million in 2007. These savings are expected to come from the consolidation of central functions, division integration and the adoption of best practices across the companies. It is premature to discuss the specifics of these assumptions at this time.

In addition, we do expect the synergies to also benefit comp store sales due to the ability of the combined company to compete more effectively, as well as to the rollout of specific strategies being executed in their stores by private brand shops, our “Reinvent” initiative and the Home Store repositioning.

We are assuming that comp store sales growth for the combined company will be at least 50 basis points higher per year starting in 2007 and beyond than comp store sales would have been in the combined companies while on their own. This is net of the sales that we expect to lose as a result of the disruption from the integration of these companies. This added sales growth obviously also produces more EBIT dollars and will compound over time.

While it is too early to be specific, we are obviously looking at store overlap for potential dispositions, and we would expect there to be some disposition. Onetime costs are estimated at approximately $1 billion, and I would assume that is all cash, spread over three years as the changes are made to the operation. Typical onetime costs include severance, retention, markdowns and facility shutdown costs. Our best estimate today would be to spread these costs out with 25 percent in 2005, 50 percent in 2006, and 25 percent in 2007. So recognize this timing could change.

The CapEx of the combined companies will stay the same or increase slightly in the short-term. But after the first few years it will be reduced due primarily to lower software and capitalization costs required due to having only one set of systems in which to invest. In the early years, we will invest capital in their stores to support the introduction of our private brands and the rollout of our reinvent initiative.

The financing assumptions will vary depending on our decisions regarding credit and asset disposition. We are anticipating that at the time of closing we will have significant excess cash, but the amount will vary based on the time of year that the transaction actually closes. The remaining cash being paid to May shareholders will be financed either with incremental debt, and we are assuming that will be at a blended 5 percent rate roughly, and/or asset sales.

So that is a summary of some of the key financial assumptions. I will now turn the call back over to Terry.

Terry Lundgren: Thank you, Karen. I hope we are able to provide you with enough details so you can see why we are so excited about this transaction. We believe strongly that we will create significant value for shareholders and create a retail entity better able to win in today’s competitive environment. And we are looking forward to providing you with periodic updates as these plans unfold. For now, Karen and I are ready to take your questions.

Operator: (OPERATOR INSTRUCTIONS). Stacy Turnof, Merrill Lynch.

Stacy Turnof: Good morning, Karen. How are you? Now that you have spent some time evaluating May’s business, what do you think you could do to improve some of the sales weakness that they have been experiencing? If you could talk about one of the areas that May has really been weak in and has been in the Midwest, and is that of concern to you?

Terry Lundgren: I will take that. One of the things that we focus on at Federated is — and I think it is quite different for a company of our size — we’re very focused on the by- location analysis of what the consumer wants in that particular store and market.

To that end, we have defined our customers into four segments — traditional, updated, neotraditional and contemporary. We have named them Catherine, Julie, Erin and Alex (ph). Their faces are on our video monitors and on our screensavers, and their demographics and psychographics are there as well.

So when we send people into market, we say this store here has got more Erins than it has Julies, and we really think about buying for the customer when we think about marketing to these stores. We have a plan or distributor organization whose responsibility is to tailor those assortments into these stores. It is part of our four priorities objective, and that is something that is hard to do for a retailer. We have been working on this thing now for a few years, and so we’re starting to really catch some momentum.

May Company has just not had that, and as I said, it’s not a criticism. It’s just that they have not addressed that by location opportunity of identifying your target customer. That is why we think that we are going to be able to add value. We think while it has been talked in some of the analysts’ reports that they have a lot of moderate stores, that is true, but they also have a lot of fantastically higher end stores. And we know that for a fact.

In fact, the Macy’s West stores trade at a similar level to the Marshall Field’s organization, and we knew that from our early analysis there. But also there are several stores in their market where we think that they can trade up, and we have stores where we definitely manage to a more moderate mix and will identify the stores within the May divisions and do the same thing with them.

So that is how we think we are going to address the opportunity to grow sales, and whether it be in the Midwest or in other parts of the country, we believe if you have got the right assortments in the store for the consumer at the right value you are going to be successful over the long-term, and we believe this will be the case here in this acquisition.

Stacy Turnof: And on my second question, can you share with us any financial goals that you have over the next several years? Will you continue, with your debt going up, do you plan, say, over the next several of years to get back down to that 40 to 45 percent debt to cap ratio?

Karen Hoguet: I think what this will enable us to do is improve our EBIT margin significantly over time. So I would say that our objectives will be the same, which is to continue to improve both comp store sales and our operating margins.

In terms of leverage and coverage ratios, clearly we will get back very shortly to where we were. As you know, both of these companies produce a lot of cash. So that remains our objective.

Stacy Turnof: Thanks and best of luck.

Operator: Dana Cohen, Banc of America.

Dana Cohen: Congratulations. A couple of questions. Terry, I think what you said earlier about the ability of the combine entity to create more value for the consumer, can you talk a little bit more about what you see as the opportunities? Beyond taking the Federated model to the May stores, what do you see as the opportunities for the combined entity to do something different in terms of product going forward?

Second, you did not talk about marketing as a savings, and there has been a lot of speculation that they could be an area. Can you address that? And then lastly, how do you deal with sort of the dislocation issue for May since you’re not going to be able to take it over for two plus quarters here?

Terry Lundgren: On your first question, we did not get into it with any detail, but you know because I know I have read your writeups, how successful we have been with our private brand strategy. And I think that that is an opportunity clearly to expand into the May stores. And I think the customers at May will respond equally in terms of enthusiasm to our very successful private brand as they have to Federated. So that is one more way — that is different merchandise. They don’t have that, and that is brand new to them, and that alone I think is a positive.

And the other piece is our reinvent strategy. You know in spite of the fact that we centralize home, we change the marketing very dramatically, we reduced promotions in the past year, and we changed the name of our stores to hyphenate them to Macy’s, in spite of all those changes in the past year we still managed the 2.6 comp store increase. And so I think that you would have to believe that some of these things are beginning to work and take hold. And the “Reinvent” strategy is absolutely getting great responses from the customer.

We measure our customer responses on a daily basis. I can tell you what each of our stores is doing and how they are performing every month against a prior year in terms of customer feedback and response. And the scores went up in 2004 like we have not seen them go up in the prior several years, and that is the “Reinvent” strategy. And it is very exciting to see the customers noticing, responding and appreciating the upgraded fitting rooms, the wider aisles the cleaner assortment of inventory and the differentiated merchandise. And we — again, we will accelerate the reinvent strategy to include the May stores and they will benefit from that.

So those are a couple of examples to respond to why we think this is a sales idea in addition to a synergy opportunity. And as far as marketing is concerned, there are lots of places that will find synergies, and then certainly marketing will be one of them. And so obviously there will be cost savings in marketing, and I think as important is there will be an opportunity to have a national branding message, and we are very very excited about that.

Dana Cohen: And on the dislocation issue?

Terry Lundgren: On the dislocation issue, as Karen said, there will be some dislocations, and it is obviously way too early. We will work as we always have and have experience working with the regulatory agencies, and it is obviously too early to speculate on that. But we will do that, and we will get through it.

Karen Hoguet: And I think they have a very professional team. I think we will continue to operate the business between now and closing.

Operator: Adrianne Shapira, Goldman Sachs.

Adrianne Shapira: Karen, perhaps you talked a little bit about the cost savings of 450 million, and not to get into too specifics, but can you give us a sense — May had outlined about 250 million in cost savings from Marshall Field’s. Could you give us a sense of the 450 million? Does that include the Marshall Field’s savings that they were looking for?

Karen Hoguet: No, it does not at all. This is all on top of that.

Adrianne Shapira: Okay. So it is all incremental?

Karen Hoguet: That is correct. The 450 is completely a function of the combination of May and Federated.

Adrianne Shapira: Okay. And areas of opportunity there, again?

Karen Hoguet: It’s going to be the corporate functions. We don’t need to have two system groups, two credit groups, two corporate offices, etc., as well as division consolidations, and also the adoption of best practices across both companies. There are things that they do better than we do I’m sure, and there are things we do better than they do, and the idea will be to get-together and sort through that. Hopefully both companies will be able to save expenses from what they are currently doing.

Adrianne Shapira: Okay. And then as far as the dividend, obviously an impressive increase. The timing of that, is that pre or post deal?

Karen Hoguet: Post.

Adrianne Shapira: Post.

Karen Hoguet: Post. It is a part of the transaction.

Adrianne Shapira: Okay. And then lastly on the brand conversion, should we expect a similar hyphenation and then slowly converting it over entirely over to Macy’s?

Karen Hoguet: At this point, we just have not decided those things. We want to do some research before we make those kinds of decisions.

Adrianne Shapira: Okay. And then, Terry, maybe just if you could help us out on bridal, what you see opportunities there given May’s step into that foray, especially given your home reorganization effort?

Karen Hoguet: I think it is early on that. We have to get in and learn more about the business. Obviously our strategic focus has been the department stores.

Terry Lundgren: I would say the same. We don’t really know enough about that business yet, but we intend to learn about it, and I know in the conversations with John Dunham in particular that he was excited about the business and talking about its potential. So we will listen. We will be good listeners and learn about the business.

Adrianne Shapira: Great. Best of luck. Thank you.

Operator: Jeff Stein, KeyBank Capital.

Jeff Stein: Terry, I’m wondering if when you look at your accretion analysis, if you have taken into consideration what type of gross margin enhancement you might see from improving your purchasing leverage? And if so, could you share with us what the upside might be in gross margin?

Karen Hoguet: We don’t see any upside in gross margin. Our synergies and our accretion calculation is entirely based on sales growth and cost savings.

Jeff Stein: Okay. And could you share with us what kind of accretion you do expect to see in 2007?

Karen Hoguet: Yes. And while we’re on the subject of accretion, I hope this does not get to complicated. My counsel to people as I have been talking to this morning is to build your own model. Because again, it’s always accretive or dilutive versus what base. And as I have recognized over the weekend, that our own internal plans for the out years are probably a lot more aggressive than your plans. So, in fact, relative to street estimates, it could be accretive earlier, and the percentage of accretion dilution in any year will vary greatly based on that. So I really don’t want to be specific at this point. (multiple speakers)

Jeff Stein: Karen, is there any breakup fee here?

Karen Hoguet: Jeff, the merger agreement will be filed over the next couple of days, and you can get into all of that detail.

Jeff Stein: Okay. Can we assume that you are going to suspend your share buyback program?

Karen Hoguet: Yes, you can.

Operator: Tom O’Neill (ph), Barclays Capital.

Tom O’Neill: Yes, thank you. Congratulations on the merger. Can you talk about the uses of free cash flow in terms of reducing acquisition-related debt? You mentioned just now you will suspend your share repurchases.

Karen Hoguet: I think we will have to talk about this as there are more decisions made relating to credit and asset disposition. Because it is possible that there could be very little incremental acquisition-related debt.

But our objective will be to get our credit ratios back in the range of what they are currently, and at that point, we will go back to using the cash to buy back stock as we have done with Federated. And I should tell that in either case whether we sell credit and make asset dispositions or not that will be before too long.

Tom O’Neill: Okay. So you are confident then if you decide to sell the credit card business, you could do so before the closing of the May Federated transaction?

Karen Hoguet: Or very close. There may need to be a bridge particularly on the May Company piece of that, but it should be close. It all depends on the various timing schedules.

Tom O’Neill: Okay, great. And lastly, did you talk to the rating agencies about this before you announced it? (multiple speakers)

Karen Hoguet: We have talked to them, but I don’t have any thoughts as to how they are going to react.

Operator: Deborah Weinswig, Smith Barney.

Deborah Weinswig: Congratulations both Terry and Karen. In terms of $1 billion of onetime costs, Karen, you discussed on the call that those would include several different assets. Does that also include store closing and consolidation costs.

Karen Hoguet: Yes. And there was a lot of — all of the various possible baskets you can think of. (multiple speakers)

Deborah Weinswig: Okay. As you were converting May Department Stores to Macy’s, etc., that would all be included in there?

Karen Hoguet: That is correct.

Deborah Weinswig: Okay. And then in terms of you had spoken on the earnings call last week with regards to the kind of goal of exclusive and private-label of 50 percent and currently you are at 17.4 percent private-label?

Karen Hoguet: No, I had said we are currently at north of a third (multiple speakers)

Deborah Weinswig: But the private-label is currently 17.4, correct?

Karen Hoguet: That is correct, but I did not say we were aiming for 50 percent.

Deborah Weinswig: Okay. How should we think about maybe what your goal would be, and how does even over the through 2007, how should we think about maybe some of the changes on the private-label side as a percent of sales?

Karen Hoguet: I think as (inaudible) will be their private brand I believe is about 13 percent. So we’re going to get in here in retail lingo with a “style out” and understand the two private brand offerings and pick the best of both. But it would be our intention to increase their penetration significantly at least to the Federated level as the Federated level also continues to grow.

Also, as we discussed last week on the call, we are hoping to get limited distribution and exclusives not only through private brand, but also through working with the vendors. And we think that this combination offers even more opportunities to work with our vendors to offer the customers even better assortments. And so that is a piece of this as well. It is not all private brand.

Deborah Weinswig: And last question on the technology and systems conversion side, you know two things. In terms of (technical difficulty) right now you are using 2020 in some of your stores. What are the opportunities in terms of (technical difficulty) that into the May stores and also what the timing on the (inaudible) conversion? (technical difficulty)—

Karen Hoguet: I think it is too early on either of those. We obviously are very (technical difficulty)— excuse me, somebody is (technical difficulty)—

Operator: Please hold for a moment. Let’s try and find — it will just be a moment while we try to find that line.

Karen Hoguet: Okay. Thank you. (technical difficulty)— (multiple speakers)?

Operator: Okay, Deb. You are now on. We apologize.

Deborah Weinswig: Thanks. (multiple speakers)

Karen Hoguet: Systems conversion, it is just to early to know. We will obviously update you as we know the specifics there. But clearly that is a very high priority to begin to work very quickly on how that will happen. Because without that, it is hard to make the other consolidation work well.

Deborah Weinswig: Okay. Great. Thank you so much and congratulations.

Operator: David Griffith, Tradition North America.

David Griffith: Given that you have spent all this time on Home Store, can you kind of talk about where that goes now with these additional 500 department stores and whether or not that gets included?

Terry Lundgren: First of all, we are into the transition right now, and we, as we said, expect to be fully up and running and beginning to see some of the benefits of the Federated conversion to the central Home Store by fall of this year. But we need to get into again the details of the May operation and understand how they are doing and what they are doing before we conclude that we’re going to rush into a home centralization there. We will look at it obviously, but we’re not here today to tell you that we have concluded.

Operator: Teresa Donahue, Neuberger.

Teresa Donahue: Good morning, everybody. I was wondering with respect to your indications of comparable store sales being up 50 basis points versus what they might have been stand-alone, what are your assumptions, particularly with respect to the May side where we have had several years of rather disappointing results? I’m trying to get a sense for what kind of interim cushion is built for comps there.

And secondly, in terms of Jeff’s question on dilution, if you could give us some sense — on accretion, I’m sorry in ‘07 — if you could give us some sense of your expectation of percentage magnitude even if you cannot share specific EPS numbers with us?

Karen Hoguet: To your second question, the unfortunate answer is I’m not going to be able to be helpful there. But it is worth talking about in terms of the number.

In terms of your first question, our assumptions for sort of baseline comp store growth is in the 2, 2.5 range.

Teresa Donahue: For the combined company?

Karen Hoguet: Correct.

Teresa Donahue: And that is from ‘05 through ‘07?

Karen Hoguet: Not for ‘05. In ‘05 and actually ‘06 we had less growth on their side, but after that, it does catch up to being sort of in the 2.5 really range over the long-term.

Teresa Donahue: But you did have growth?

Karen Hoguet: Yes, we did.

Teresa Donahue: And how (technical difficulty)— what you would have estimated happen there on a stand-alone basis?

Karen Hoguet: I’m not getting into that. I mean I am not sure that is really relevant for this.

Teresa Donahue: I guess I am just trying to get a sense for what kind of cushion we have in these numbers for continuation of some of the comp pressures that those guys were feeling up until now.

Karen Hoguet: I mean again if you’re thinking 2, 2.5 comps, add a half point to that and that is the range in terms of the ongoing comps in a sort of baseline assumption once you get to 2007 and beyond.

Operator: Bob Drbul, Lehman Brothers.

Bob Drbul: Good morning. Congratulations. Just one quick question for you guys. When you talked about Macy’s becoming the main nameplate across the board with the exception of Bloomingdale’s, would that encompass also Marshall Field’s, as well as the Lord & Taylor businesses?

Terry Lundgren: I think that is a good question. Those are two very good names and there are others. And what we will do as we did in the past with our own decision on this subject is listen closely to customers, do our research and then ultimately make the decision. It is my expectation that there will definitely be store changes in terms of names to both Bloomingdale’s and to Macy’s, but the names that you mentioned are very very good names and well-known, and before we would make that decision, we would listen closely to the market and the customer.

Bob Drbul: Great. And one follow-up is, you talked about very little gross margin expansion in your assumptions, Karen. When you consider the move to increase private-

label and some of the benefit that you might have over your vendors, do you think that could be a conservative assumption as you look over the next few years?

Karen Hoguet: I think as you know from a Federated basis as we talked about private brand, anytime we can offer the customer more value we do that because again our primary objective is growing comp store sales.

Operator: Filippe Goossens, CSFB.

Filippe Goossens: Most of my questions on the fixed-income side have been answered, but I still have three left for you, Karen. The first one with regard to the May debt you stated in the press release just an assumption you are not going to guarantee the debt of May, correct?

Karen Hoguet: We are assuming it.

Bob Drbul: You are just assuming correct, okay. My second question is, with regard to the $1 billion in cost that you will incur over the next three years as part of the transaction, what percentage of that was going to be cash again Karen?

Karen Hoguet: I would assume 100 percent.

Filippe Goossens: And then my final question, I don’t know if you have this number on the top of your head, but what dollar amount of unencumbered receivables currently reside with Federated again?

Karen Hoguet: With Federated?

Filippe Goossens: Yes.

Karen Hoguet: Well, there is a total of about 4 billion, but that includes the GE piece as well. So it’s a little over 3 billion for Federated other than the GE piece.

Filippe Goossens: And how much is subject to asset-backed financing, do you remember that?

Karen Hoguet: I don’t know the specific number. I know on the proprietary portfolio there is $400 million of debt. And on the Visa side, it is a bigger number.

Filippe Goossens: Maybe I can follow-up with Susan on that one, that would be great.

Karen Hoguet: That would be great.

Operator: Shari Eberts, J.P. Morgan.

Shari Eberts: Good morning, everybody and congratulations. Terry, you were talking about sharing best practices, and I guess I was curious on your initial take in terms of what you think you might get from the May organization that would help out at Federated?

Terry Lundgren: Well, we just know that they have been very good at particularly on the expense and operation side of the business. We have, in fact, admired them. But it has been from afar. We have not really been into the details of how they have been able to get some of the cost savings and efficiencies on their own that they have. In some cases and on some ledgers, it is just better than we are, and we just need to look at that, understand that and understand why we cannot do the same, particularly now on our more leveraged business base.

So there are several places, and what we intend to do is to really listen close to the May management about how they have been able to manage certain aspects of their expense base and learn from that and apply it where it makes sense to the Federated model. There are going to be some of the categories of expense that they will be able to learn from Federated. So we’re going to spend a lot of time on this subject and ultimately end up with the best practices in the industry.

Shari Eberts: Okay, great. I know you don’t have any specifics on the possible divestitures yet, but is there any magnitude that you can put around that in terms of what you are thinking there for number of stores?

Karen Hoguet: It is really premature, but if you go down the store list, you will see that the overlap is actually quite minor.

Shari Eberts: Okay. And it would be completely based on overlap issues as opposed to potential performance?

Karen Hoguet: No. We will go through their store base just as we have for our own and look to close any underperforming stores. My assumption is they have done that themselves, but again we will do that as well.

Shari Eberts: And my last question is just to clarify on the synergies, the 450 million is purely just the cost savings, or does that include some of the sales initiatives as well?

Karen Hoguet: No, it is purely cost.

Operator: Linda Kristiansen, UBS.

Linda Kristiansen: I had a question on the $1 billion in cost. If I remember correctly, with Macy’s and Federated when that deal took place, the cost as a percent of sales were considerably lower than this. So I was wondering if you could talk to some of the differences there? And what about asset impairment, what type of assumptions are there for asset impairment?

Karen Hoguet: Linda, I have not gone back and looked at it relative to Macy’s. What could make this different is obviously this is a much bigger transaction with far more divisions involved than what happened with Macy’s. I think that is probably the biggest difference. Plus also, you’re going to have name changes here, which we did not last time. So I will go back over it and look at that, and I will get back to you.

Linda Kristiansen: Okay. And just again on asset impairment, what are you assuming there?

Karen Hoguet: I’m not sure if I know what you mean there.

Linda Kristiansen: Well, are you assuming that there will be any write-off through asset impairment or charges?

Karen Hoguet: I don’t know why there would be, but I will look at it and get back to you.

Operator: Christine Augustine, Bear Stearns.

Christine Augustine: Two questions. The first is, how will the integration team be set up and who will be on it and who will the team report to?

And then my second question is, just sort of longer-term, based on what sort of systems are available now and your planner allocator system, do you foresee at some point that you could also centralize your apparel buying as you have done with the Home Store?

Terry Lundgren: Sure. First of all, on the integration team, it has not been defined yet. But our intent is to take key people on the May side and key people on the Federated side and have them very focused on this subject as we did when we acquired both Macy’s and Broadway. So that is our intent, but the details will have to follow.

And second, as far as centralization of apparel, I have been pretty consistent on this subject. I think the Home Store was a very different type of business that, frankly, was not differentiated in our stores and not even differentiated among our stores. And so the apparel business in accessories and men’s, I feel very differently about. We obviously have not only different weather patterns but different style preferences in Atlanta versus New York City and in Miami versus San Francisco, and I think that remains an opportunity for us. We are in the fashion business, and we are not just in the basic business.

So while many of the people that we compete with operate on a national scale, we believe it’s an opportunity for us to be more locally responsive to our consumers by understanding specifically their apparel needs, and we think we can do that best with a regional structure. So we are not veering from that format of structure I happen to believe very strongly in.

Operator: Dan Jenkins, State of Wisconsin Investment.

Dan Jenkins: I was wondering if you could give a little more color on the dispositions as far as would you expect to identify those stores before the merger closes or after? How long after if they are after, and at what point would you actually be able to accomplish that do you think?

Karen Hoguet: My guess is after, and obviously as you head into Christmas, it is unlikely that we would do any dispositions this fall.

Dan Jenkins: Right. How about as far as the credit card? When is the timeframe you think you would make a decision on that?

Karen Hoguet: We said we expect to make a decision for Federated in the second quarter, and it is likely that whatever we decide for Federated we would also do for the May Company.

Dan Jenkins: And then just organizationally, I don’t think I saw in the press release anything about are any of the May officers are going to be officers at the new corporation, and then as far as board members and all that?

Karen Hoguet: It is too early in terms of the management team, and again the merger agreement will be out probably today or tomorrow.

Operator: David Poneman (ph), TIAA-CREF.

David Poneman: Congratulations to both of you and everybody else involved in this transaction.

Karen Hoguet: Thanks, David.

David Poneman: It was hard to picture this day 17 years ago, I guess?

Karen Hoguet: No kidding.

David Poneman: Congratulations.

Karen Hoguet: Thank you.

David Poneman: My question is, the $450 million of cost synergies, is this a gross number, or is this number net of possible incremental costs, including possible purchase accounting adjustments?

Karen Hoguet: It is gross of purchased price adjustments, which we estimate will increase (inaudible) around $50 million a year at this point. But it is net of other associated costs.

Operator: Andrew Ebersole, KDP Investment.

Andrew Ebersole: If somebody could discuss your intentions with respect to the Macy’s — the May leased jewelry department business, and whether or not it is reasonable to assume that this business will get migrated in-house as you convert those stores to the Macy’s nameplate?

Karen Hoguet: Remember that some of our operations are leases as well, so we will just have to get in and look at theirs and ours. But some of our divisions also are with the Finley.

Andrew Ebersole: But none of your Macy’s nameplates — those are all in-house?

Karen Hoguet: No, that is not true.

Andrew Ebersole: That is not true?

Karen Hoguet: Yes.

Andrew Ebersole: Can you discuss at all the economics of when you’re evaluating whether or not to bring something in-house or continue to outsource it?

Karen Hoguet: As with any other decision, we would look at the return on investment and look at the two options.

Operator: Teresa Donahue, Neuberger Berman.

Teresa Donahue: Yes, I have a follow-up question on accretion, Karen. The accretion in ‘07 is after netting out any part of the 1 billion of onetime costs for that year, correct?

Karen Hoguet: Well, it is excluding the onetime costs in ‘07.

Teresa Donahue: Okay, okay. But it most likely would be at least a slight net positive. I guess at 400 plus million of savings and the cost over time and the cost for that, you would probably be 300 million if you assumed any full division?

Karen Hoguet: I did not follow you.

Teresa Donahue: If you assumed an equal division, your costs for that year would probably be 300 — 3. — 300 million plus, and I know that is a big assumption. So for that year, you would assume it would be flattish on a net basis or maybe slightly positive?

Karen Hoguet: We had said to split the $1 billion 25/50 percent, 25 percent. So, that may help you there.

Operator: I am not showing any more questions at this time.

Karen Hoguet: Great. Thank you all very much. We appreciate it, and obviously to the degree you have more questions, follow-up with Susan and with me, and we look forward to sharing our progress as we go here. And again, thanks for your interest.

* * *

FORWARD-LOOKING STATEMENTS

This document contains statements about expected future events and financial results that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Federated and May, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Federated and May’s management and are subject to significant risks and uncertainties. Actual results could differ materially from those expressed in the forward-looking statements contained in this document because of a variety of factors, including: the failure of Federated and May stockholders to approve the transaction; a significant change in the timing of, or the imposition of any government conditions or legal impediments to, the closing of the proposed transaction; the risks that the businesses will not be integrated successfully; the extent and timing of the ability to obtain revenue enhancements, cost savings and other synergies following the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; transaction costs associated with the renovation and conversion of stores, manufacturer’s outlets, off-price and discount stores; and general consumer spending levels, including the impact of the availability and level of consumer debt, and the effects of weather. Additional factors that may affect the future results of Federated and May are set forth in their respective filings with the Securities and Exchange Commission (“SEC”), which are available at www.fds.com and www.maycompany.com, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a joint proxy statement/prospectus, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when available) as well as other filed documents containing information about Federated and May at the SEC’s website (www.sec.gov). Free copies of Federated’s SEC filings are also available on Federated’s website at www.fds.com, or by request to Office of the Secretary, Federated Department Stores, Inc., 7 West Seventh

Street, Cincinnati, Ohio 45202. Free copies of May’s SEC filings are also available on May’s website at www.maycompany.com, or by request to Corporate Communications, The May Department Stores Company, 611 Olive Street, St. Louis, Missouri 63101-1799.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

Federated, May and their respective officers and directors and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from Federated or May’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of Federated is available in its proxy statement filed by Federated with the SEC on April 15, 2004. Information regarding the officers and directors of May is available in its proxy statement filed by May with the SEC on April 22, 2004. More detailed information regarding the identity of potential participants, and their direct and indirect interests in the solicitation, by security holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction.